UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On April 1, 2008, Atlanta Gold Inc. issued a press release “ATLANTA GOLD INC. ANNOUNCES FURTHER RESULTS FROM 2007 SURFACE DRILLING AT ITS ATLANTA PROPERTY IN IDAHO” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: William J. C. (Bill) Baird

Title:   President and CEO

Date:  April 2, 2008.

ATLANTA GOLD INC. ANNOUNCES FURTHER RESULTS FROM 2007 SURFACE DRILLING AT ITS ATLANTA PROPERTY IN IDAHO

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces results from the most recent thirteen drill holes in its 2007 core and reverse circulation drilling program at its Atlanta property (“Atlanta”) in Elmore County, Idaho. The exploration program primarily tested areas outside the current Idaho and Monarch open-pit designs; however, two of the thirteen holes were drilled to explore extensions of lateral veins northwest and southeast of the Atlanta Shear, nine were drilled as infill holes in the East Extension Zone and the remaining two were drilled in the east end of the Monarch pit design to confirm previous drill results. Selected assay data and surveyed parameters or plan coordinates for the most recent thirteen holes received since the Company’s news release of November 13, 2007 are provided in the tables on pages 4 and 5. As disclosed in a news release of January 18, 2008, the Company has changed the strategic focus of its Atlanta Gold project from bulk mining, cyanide heap leaching, to a combined shallow open-pit and an underground operation with an on-site milling facility with no cyanide circuit, producing both a gravity concentrate and a precious metal rich sulphide concentrate to be custom smelted.

Two exploration holes, D07047W012 and R07293W012, on the lateral veins intersected approximately 13 feet (4 meters) each averaging 0.058 opt (1.8 gpt) and 0.039 opt (1.2 gpt) Au, respectively.  These grades are comparable to other drill intercepts of lateral veins away from the Shear.  The holes are significant in that they confirm that the veins extend a significant distance from the Shear. Elsewhere on the Atlanta property (splays off the Shear Zone), there are numerous target areas which supported historic underground mining operations. There has only been limited exploration of those targets using modern exploration methods.

Drilling of the East Extension Zone, which is immediately east of the Monarch pit design, was planned in early 2007 to evaluate the potential for a near-surface expansion of that pit design and drill results were expected to yield grades that would be potentially open-pit mineable and suitable for heap-leach processing.  In summary, the grades in these nine holes drilled in the East Extension Zone range from 0.018 opt (0.55 gpt) to 0.283 opt (8.8 gpt) Au over widths ranging from 6.6 feet (2.0 meters) to 55.8 feet (17.0 meters).  These results increase the potential of expanding the East Extension Zone.

Four significant assays in this near-surface zone may indicate the presence of a high-grade vein within the Atlanta Shear or in a splay vein (lateral vein) off the Shear.  .

Four significant assays in this near-surface zone may indicate the presence of a high-grade vein within the Atlanta Shear or in a splay vein (lateral vein) off the Shear.

Hole Identification	From (Feet)	To (Feet)	Width (Feet)	True Width* (Feet)	Assay (opt Au)	True Width* (Meters)	Assay (gpt Au)
D0701W013 (1)	103.5	142.0	38.5	28.9	0.190	8.8	6.514
R0712E008 (2)	75.0	100.0	25.0	18.8	0.256	5.7	8.777
R0720E014 (3)	295.0	340.0	45.0	31.5	0.220	9.6	7.543
R0721E015 (4)	330.0	365.0	35.0	24.5	0.163	7.5	5.589

* True widths are estimates based on current available data and may be subject to change.

(1)

Includes 3.0 feet of 0.762 opt Au (26.13 gpt Au)

(2)

Includes 5.0 feet of 1.115 opt Au (38.23 gpt Au)

(3)

Includes 5.0 feet of 1.086 opt Au (37.23 gpt Au)

(4)

Includes 5.0 feet of 0.547 opt Au (18.75 gpt Au)

The East Extension Zone has a strike length of approximately 1,608 feet (490 meters) from the east wall of the Monarch pit design to the bounding fault at its eastern end.  It is open at depth and may require additional infill surface drilling.  While some assays from the 2007 drill program are still pending, data received to date indicate an expansion of the Monarch pit design eastward is likely.  Mine design engineering to quantify this resource will be undertaken in 2008.

Two confirmation holes, D0701W013 and D0706W015, in the east end of the Monarch pit design intersected intervals and gold grades comparable with nearby holes.

A table showing the 2007 surface drilling results to date as well as additional information on Atlanta is available on the Company's website at http://www.atgoldinc.com

Quality Control and Assurance

Drill samples were handled and assayed in accordance with NI 43-101 standards.  Assaying was done by Chris Christopherson, Inc., an Umpire laboratory for major mining companies, which is based in Kellogg, Idaho, and American Assay Laboratories, Inc. (“AAL”), in Sparks, Nevada.  AAL is a well known international lab that has operated in Nevada for more than 20 years. Samples were 30-gram fire assays of whole NQ-sized core (1⅞ inches in diameter), and reverse circulation cuttings.

Qualified Person

The Atlanta drill program was managed and supervised by William L. (Bill) Josey, the Company’s Chief Geologist and designated “Qualified Person” under NI 43-101. Mr. Josey is a registered professional geologist in the State of Arizona. Information of a technical nature in this news release regarding Atlanta has been reviewed by Mr. Josey.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises approximately 2,081 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include, but are not limited to, the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com

2007 SURFACE DRILLING PROGRAM - TABLE OF SELECTED ASSAY DATA

FOR THE MOST RECENT THIRTEEN DRILL HOLES AS OF APRIL 1, 2008

Atlanta Gold Property

Hole Identification	From (Feet)	To (Feet)	Width (Feet)	True Width (Feet)*	Assay (opt Au)	True Width (Meters)*	Assay (gpt Au)
D0701W013	103.5	142.0	38.5	28.9	0.190	8.81	6.514
	152.0	154.5	2.5	1.9	0.022	0.58	0.754
D07047W012	73.0	91.0	18.0	13.5	0.052	4.11	1.783
D0706W015	138.0	163.0	25.0	18.8	0.114	5.73	3.909
	228.0	263.5	35.5	26.6	0.070	8.11	2.400
R0708E005	25.0	50.0	25.0	18.8	0.050	5.73	1.714
R0708E006	95.0	105.0	10.0	7.0	0.018	2.13	0.617
	115.0	145.0	30.0	21.0	0.136	6.40	4.663
R07105E003	15.0	25.0	10.0	7.5	0.016	2.29	0.549
	80.0	90.0	10.0	7.5	0.023	2.29	0.771
R0712E008	30.0	55.0	25.0	18.8	0.048	5.73	1.646
	75.0	100.0	25.0	18.8	0.256	5.73	8.777
R0713E007	155.0	165.0	10.0	6.6	0.018	2.01	0.617
	180.0	190.0	10.0	6.6	0.041	2.01	1.406
R0714E017	75.0	95.0	20.0	14.0	0.032	4.27	1.097
R0720E014 (5)	80.0	90.0	10.0	7.0	0.063	2.13	2.143
	295.0	340.0	45.0	31.5	0.220	9.60	7.543
	340.0	420.0	80.0	56.0	0.038	17.07	1.303
R0721E015	295.0	305.0	10.0	7.0	0.043	2.13	1.474
	330.0	365.0	35.0	24.5	0.163	7.47	5.589
	390.0	400.0	10.0	7.0	0.091	2.13	3.120
R07255E002	140.0	195.0	55.0	41.3	0.017	12.59	0.583
	240.0	250.0	10.0	7.5	0.017	2.29	0.583
R07293W012	125.0	145.0	20.0	14.0	0.036	4.27	1.234

 * True widths are estimates based on current available data and may be subject to change.

(5) There is suspected down hole contamination in the 340.0-420.0 interval from high grade in the up hole interval 295.0 to 340.0.

2007 SURFACE DRILLING PROGRAM - TABLE OF SURVEYED PARAMETERS OR PLAN COORDINATES

FOR THE MOST RECENT THIRTEEN DRILL HOLES AS OF APRIL 1, 2008

Atlanta Gold Property

Hole Identification	Total Depth (Feet)	Mine Grid North* (Feet)	Mine Grid East* (Feet)	Elevation ASL (Feet)	Azimuth (Degrees)	Incline / Dip (Degrees)
D0701W013**	200	75.00	100.00	7,170.00	150	-45
D07047W012**	253	450.00	-470.00	6,980.00	045	-45
D0706W015**	278	320.00	-585.00	6,975.00	150	-52
R0708E005	150	-17.18	803.17	7,089.60	150	-45
R0708E006	235	75.73	801.68	7,083.23	150	-49
R07105E003	200	50.38	1,048.09	7,024.35	150	-45
R0712E008	140	44.85	1,194.52	6,971.60	150	-45
R0713E007	300	207.09	1,295.15	6,920.60	150	-60
R0714E017**	200	100.00	1,400.00	6,880.00	150	-50
R0720E014**	450	450.00	2,000.00	6,550.00	150	-50
R0721E015**	400	400.00	2,100.00	6,535.00	150	-50
R07255E002	340	159.16	2,488.12	6,489.81	330	-44
R07293W012**	275	-1,175.00	-2,930.00	6,920.00	195	-50

* Northing and Easting coordinates in feet are based on a local Mine Grid.

** Plan Coordinates – collars not surveyed